United States securities and exchange commission logo





                             March 29, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Forza X1, Inc.
       3101 S. US-1
       Ft. Pierce, FL 34982

                                                        Re: Forza X1, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 17,
2022
                                                            File No. 333-261884

       Dear Mr. Visconti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2022, letter.

       Amendment No. 2 to Form S-1

       General

   1. We note your revisions in response to prior comment 4. Please tell us what research you performed in assessing
your competitive position relative to other electric boat
                                                        manufacturers.
       Business, page 40

   2. Despite your response to prior comment 2, the graphic in question still appears on page
                                                        51, unchanged. Please
delete or revise this graphic in accordance with our prior
                                                        comment. We note the
sentence on page 53, "Our goal is to have a boat completed,
                                                        batteries installed and
outboard mounted by the end of March 2022." Please update to
 Joseph C. Visconti
Forza X1, Inc.
March 29, 2022
Page 2
         reflect actual progress through the end of March, or otherwise revise so that it is not stale before the date of your prospectus. Additionally, please clarify whether this is the initial prototype boat referred to on page 4 and whether testing and additional steps are required before the expected commercial launch in the second quarter of 2023.
3. We note your response to prior comment 7 and the filing of Exhibit 10.12, which assigns the land contract between Twin Vee and CBL, LLC. Please revise your disclosure to describe the material terms of this contract and additionally file it as an exhibit to your registration statement. Please also revise to clarify when you paid the refundable deposit, the amount of the payment and the source of funds.
4. We note your revisions in response to prior comments 5 and 6. Please revise to clarify how Twin Vee intended to use the proceeds from its initial public offering and how it now intends to use those proceeds. Ensure it is clear from your disclosure that the capital you intend to raise is duplicative of the capital Twin Vee raised from its offering. Describe any risks to you and to Twin Vee.

Executive Compensation, page 79

5. We note statements that Mr. Yarborough will not be an executive officer following the offering, but that you expect to enter into an employment agreement with Mr.
         Yarborough. Please revise to reconcile this apparent inconsistency. If you will enter an employment agreement following the offering, please describe the material terms and file this as an exhibit. Revise the reference to separate employment agreements with Ms.
         Gunnerson and Mr. Yarborough on page 86 for conformity with this section.

Certain Relationships and Related Party Transactions, page 86

6. Please reconcile the apparent inconsistencies in your description of the Transition Services
         Agreement and the provisions thereof. In this regard, we note the following:

                Disclosure indicates Twin Vee will provide you with certain services at cost, while the agreement refers to cost and a mutually agreed upon fee. Please also quantify this fee.

            Disclosure describes the agreement as relating to "procurement, shipping, receiving,
          storage and use of Twin Vee   s facility until our new planned
facility is completed,"
FirstName LastNameJoseph     C. Visconti
          yet these are not among   the services listed in Exhibit A of the
agreement. Please also
Comapany clearly
          NameForza    X1, the
                  disclose Inc.extent to which you will be entitled to utilize Forza's manufacturing
March 29, 2022 Page 2 capacity pending completion of your own facilities. FirstName LastName
 Joseph C. Visconti
FirstName  LastNameJoseph C. Visconti
Forza X1, Inc.
Comapany
March      NameForza X1, Inc.
       29, 2022
March3 29, 2022 Page 3
Page
FirstName LastName
        You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Patrick Egan